SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE
SHAREHOLDERS REPORT -- FIRST QUARTER ENDING NOVEMBER 30, 2003
OPERATING HIGHLIGHTS
MANAGEMENTS DISCUSSION AND ANALYSIS
Cable
FINANCIAL HIGHLIGHTS
SUBSCRIBER STATISTICS
COMBINED SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS
DTH (Star Choice)
FINANCIAL HIGHLIGHTS
CUSTOMER STATISTICS
HIGHLIGHTS FOR THE QUARTER
Satellite Services
FINANCIAL HIGHLIGHTS
OTHER INCOME AND EXPENSE ITEMS
RISKS AND UNCERTAINTIES
FINANCIAL POSITION
LIQUIDITY AND CAPITAL RESOURCES
CASH FLOW
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 21, 2004 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Communications Inc. announces strong first quarter – continued
growth and return to positive net income.

Calgary, Alberta, January 20, 2004 — Shaw Communications Inc. announced increased revenue, operating income before amortization, net income and free cash flow in the first quarter ending November 30, 2003 over the comparable quarter ending November 30, 2002. In addition, the company recorded $19.9 million in net income, ending three years of negative net income. Earnings per share for the quarter was $0.04 compared to a loss of $0.13 for the same quarter last year.

“During a period of intensified competition from new entrants in the video service market and in the face of aggressive and, in some cases, anti-competitive pricing by other Internet service providers, we were able to grow our customer base and improve our financial results,” said Jim Shaw, Chief Executive Officer of Shaw. “Our staff and management continue to aggressively pursue the customer growth and profitability targets that are set for them,” he continued.

Excluding the US cable systems sold on June 30, 2003, consolidated revenue and operating income before amortization improved by 5.2% and 23.9% respectively over the same quarter last year .

Quarterly consolidated free cash flow improved significantly to $65.8 million compared to negative amount of $13.8 million for the same quarter last year.

Cash flow from operations was $162.7 million or $0.66 per share compared to $112.9 million or $0.44 per share in the same quarter last year.

“In addition to achieving positive net income this quarter, we are now expecting to exceed our consolidated free cash flow target of $195 million to $250 million,” said Jim Shaw. “We continue to effectively manage our capital expenditures; and have improved operating results through a combination of marketing and cost savings initiatives. We have also benefited from the restructuring, refinancing and repayment of debt last year. As a result of this successful first quarter performance, we are increasing our consolidated free cash flow target to $275 million for fiscal 2004.”

Customer growth continued in the first quarter. The cable division experienced strong growth in all segments; basic cable customers grew by 21,894, Internet customers grew by 48,040, and digital customers grew by 14,238.

“We are especially pleased with the growth in our cable segment. Excellent service, wide product selection, and good value are core to customers’ reasons for choosing Shaw. As competition intensifies in these markets, we will focus on these core strengths that Shaw provides to its customers,” continued Mr. Shaw.

The satellite division improved free cash flow by $31.5 million to negative $10.6 million compared to negative $42.1 million for the same quarter last year. Operating income before amortization increased by 79.6% to $32.9 million compared to $18.3 million for the same quarter last year.

“We are clearly on track to achieve positive free cash flow in the satellite division during fiscal 2004,” said Jim Shaw.

As a result of continued financial success and its sustainability, Shaw Communications Inc. repurchased during the quarter 1,093,500 Class B Non-Voting shares at an average of $19.95 per share in accordance with a normal course issuer bid.

Preliminary feasibility analysis concerning the deployment of IP telephony is encouraging. As a result of meetings with various cable companies who have or are in the process of deploying IP telephony, Shaw believes related capital expenditure is mostly success based, (i.e. customer premise type capital) and the capital expenditure related to incremental infrastructure is minimal. As an example, based on preliminary estimates, we believe the all in capital cost for the first 100,000 customers to be approximately $50 - $55 million and the next 100,000 customers will cost $35 million. The feasibility study will continue to refine capital cost estimates in addition to assessing potential markets, billing requirements, field trials, customer service requirements and vendor arrangements. It is anticipated that the company will be in a position to decide whether to proceed by the end of fiscal 2004.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index. (Symbol: TSX - SJR.B, NYSE - SJR)

For further information, please contact:

R.D. Rogers
Senior V.P., Chief Financial Officer
Shaw Communications Inc.
403-750-4500

SHAREHOLDERS REPORT
FIRST QUARTER ENDING NOVEMBER 30, 2003

SELECTED FINANCIAL HIGHLIGHTS
CONSOLIDATED RESULTS OF OPERATIONS
FIRST QUARTER ENDING NOVEMBER 30, 2003

	Three months ended November 30,

			Change
	2003	2002	%

($000’s Cdn except per share amounts)
Operations:
Revenue	521,867	513,383	1.7
Operating income before amortization(1)	225,663	189,049	19.4
Cash flow from operations	162,678	112,860	44.1
Net income (loss)	19,929	(18,985)	205.0
Per share data:
Cash flow per share – basic(2)(3)	$0.66	$0.44
Earnings (loss) per share – basic and diluted(2)	$0.04	$(0.13)
Weighted average participating shares outstanding during period (000’s)	231,810	231,848

(1)	Operating income before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other issuers.

(2)	After deducting entitlements on the equity instruments, net of income taxes, amounting to $9,655 or $0.04 per share [2002 — $10,143 or $0.04 per share].

(3)	Cash flow per share is presented because it provides a measure of the maximum potential distribution to shareholders on a per share basis. It is calculated by dividing cash flow from operations as presented in the Consolidated Statements of Cash Flows adjusted for (2) above, divided by the weighted average number of participating shares outstanding during the period. Cash flow per share is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to earnings per share or any other measure of performance as required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other issuers.

Shaw Communications Inc.

OPERATING HIGHLIGHTS

•	Consolidated free cash flow was $65.8 million in the first quarter compared to negative net free cash flow of $13.8 million in the same period last year.

•	The cable division delivered free cash flow of $76.4 million compared to $28.2 million in the same quarter last year.

•	The satellite division reduced negative free cash flow from $42.1 million in the first quarter last year to $10.6 million this year.

•	The cable division experienced strong customer growth as basic, digital and Internet customers grew by 21,894, 14,238 and 48,040 respectively.

•	DTH subscribers decreased by 956 over the previous quarter due to increased competition from cable, continued “black-market” theft of satellite programming and higher churn caused by temporary service problems which have now been resolved as evidenced by December’s results. DTH subscribers increased by 4,739 in December and monthly churn decreased to 1.2 % compared to the monthly average of 2.0% in the first quarter.

•	Net income was $19.9 million for the quarter compared with a loss of $19.0 million for the same quarter last year. This is the first time in three years that the Company generated positive net income.

•	Earnings per share were $0.04 compared with a loss of $0.13 for the same quarter last year.

•	Shaw issued $350 million of ten-year Senior unsecured notes at a coupon rate of 7.5%. The proceeds were used to repay the $350 million credit facility due February 10, 2006. As a result of the refinancing, Shaw was able to extend its credit maturity another 8 years on $350 million of debt at a fixed rate of 7.5%.

•	Shaw repurchased 1,093,500 Class B Non-Voting Shares at an average cost of $19.95 per share, pursuant to a normal course issuer bid.

Shaw continued its performance of growth in free cash flow with sustained steady and responsible growth of our customer base in the first quarter of 2004. Shaw now expects to exceed its consolidated free cash flow target of $195 million to $250 million and therefore we are taking this opportunity to revise our consolidated cash flow guidance to $275 million.

Shaw’s management and employees’ commitment and passion to enhance shareholder value has resulted in improved financial results and customer growth during the quarter. Their dedication to this goal is beginning to be reflected in the value of the company’s shares, which appreciated 12.7% over the quarter. We believe all Shaw stakeholders will continue to prosper under our team’s unrelenting pursuit of providing excellent customer service, valued products at attractive prices and the continued growth in customers and free cash flow.

JR Shaw Executive Chair	Jim Shaw Chief Executive Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
NOVEMBER 30, 2003

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following should also be read in conjunction with the Management’s Discussion and Analysis included in the Company’s August 31, 2003 Annual Report and Financial Statements and the Notes thereto.

Consolidated Overview

Consolidated revenue increased by 1.7% over the same quarter last year. Excluding the US cable systems sold effective June 30, 2003, consolidated revenue improved 5.2% due to the increase in our customer base, rate increases, and the sale of additional services, such as digital, high-definition television (“HDTV”) and increased Video-on-Demand (“VOD”) offerings. Operating income before amortization increased 19.4%. Excluding the US cable systems, the increase in operating income was 23.9%. This increase in operating income resulted from a combination of revenue growth, cost saving initiatives and restructuring of all divisions. Cash flow from operations increased by 44.1% primarily due to increased operating income before amortization and reduced interest expense.

Net income was $19.9 million this quarter compared to a loss of $19.0 million one year ago. The majority of the change of $38.9 million is the result of an increase in operating income before amortization of $36.6 million, decreased interest expense of $11.2 million, decreased amortization of $6.8 million, increased foreign exchange gains of $6.1 million; less debt restructuring costs of $2.4 million and increased income tax expense of $19.8 million.

Shaw Communications Inc.

Cable

FINANCIAL HIGHLIGHTS

	Three months ended November 30,

			Change
	2003	2002	%

($000’s Cdn)
Revenue (third party)(1)	371,222	368,022	0.9

Operating income before amortization(2)	192,771	175,581	9.8
Less:
Interest	44,001	48,826	(9.9)
Entitlements on equity instruments, net of current taxes	9,655	10,143	(4.8)
Cash taxes on net income	8,252	9,219	(10.5)

Cash flow before the following:	130,863	107,393	21.9

Capital expenditures and equipment subsidies:
New housing development(3)	17,998	25,247	(28.7)
Success based	12,611	25,862	(51.2)
Upgrades and enhancement(3)	17,727	17,285	2.6
Replacement	3,904	4,206	(7.2)
Buildings/other(4)	2,247	6,561	(65.8)

	54,487	79,161	(31.2)

Free Cash Flow(5)	76,376	28,232	170.5

Operating margin	51.9%	47.7%	4.2

(1)	Includes equipment revenue on the sale of DCT and modem equipment of $7,984 and $7,699 for November 2003 and November 2002 respectively.

(2)	Operating income before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other issuers.

(3)	Net of $154 of prepayments received by the Company in 2003 in respect of its grant of an indefeasible right to use certain specifically identified fibres built during the period.

(4)	Excludes $4,259 [2002 — $1,600] of capital expenditures in respect of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2003 Consolidated Financial Statements.) As the Partnership is financed by its own credit facility, this is a non-cash item for the Company.

(5)	Free cash flow is presented because it is an indicator of a company’s ability to repay debt. Free cash flow is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other issuers.

HIGHLIGHTS FOR THE QUARTER

•	The Cable division generated free cash flow of approximately $76.4 million in the first quarter compared to $28.2 million in the prior year quarter.

•	During the quarter, Shaw introduced VOD to its customers in Victoria, Winnipeg and Prince Albert.

Shaw Communications Inc.

•	Over the month of February 2004, Shaw will implement rate increases of $1 to $2 per month on most of its packages in most of its service areas. This is expected to generate additional monthly revenue of approximately $1.5 million when fully implemented by the end of March 2004.

Cable revenue increased 0.9% over the same quarter last year. Excluding the US cable systems sold June 30, 2003, cable revenue increased 5.9% due mainly to rate increases and customer growth in all areas. Operating income before amortization increased by 9.8%. Excluding the US cable systems, operating income increased by 14.3%. A combination of revenue growth and cost reductions accounted for the improvement.

Capital expenditures decreased 31.2% over the same quarter last year due to lower spending on success-based capital, new housing development and building infrastructure. Despite increased deployment activity over the comparative quarter, success-based capital spending decreased due to the reduced cost of DOCSISTM 2.0 modems deployed in Vancouver and lower equipment costs resulting from the strengthening of the Canadian dollar. New housing development capital spending decreased $7.2 million as a result of the divestment of the US cable systems last July, a lower number of construction projects this quarter and better management of construction projects. Building expenditures decreased as a result of completion of major projects last year. The decline in capital spending has not impaired customer growth as evidenced by the subscriber gains achieved during the quarter.

SUBSCRIBER STATISTICS

	November 30,	August 31,		Change
	2003	2003	Growth	%

CABLE:
Basic service:
Actual	2,073,813	2,051,919	21,894	1.1
Penetration as % of homes passed	68.5%	68.2%
Full cable service:
Tier I	1,654,642	1,639,187	15,455	0.9
Penetration as % of basic	79.8%	79.9%
Tier II	1,583,328	1,565,041	18,287	1.2
Penetration as % of basic	76.3%	76.3%
Tier III	1,424,823	1,398,450	26,373	1.9
Penetration as % of basic	68.7%	68.2%
Digital terminals	548,709	527,256	21,453	4.1
Digital customers	488,108	473,870	14,238	3.0

INTERNET:
Connected and scheduled installations	934,260	886,220	48,040	5.4
Penetration as % of basic	45.1%	43.2%
Stand-alone Internet not included in basic cable	109,902	102,708	7,194	7.0

Shaw Communications Inc.

Shaw achieved its strongest first quarter start in percentage growth in basic customers since November 1998. This quarter saw an increase in basic subscribers of 1.1% or 21,894 versus 0.6% or 12,526 in the same quarter last year.

Shaw continued its successful campaign of offering promotional analogue basic services packages to stand-alone Internet customers and households that recently disconnected their cable service or had never been a Shaw customer. The intent of the offer was to encourage these customers to develop viewing habits that recognize the value of a monthly cable subscription and to continue as customers at the end of the promotional period. This quarter, Shaw gained approximately 11,000 customers through this promotion.

Despite increased anti-competitive pricing pressure from other Internet service providers, Shaw maintained a healthy rate of growth of its Internet customer base of 5.4% or 48,040 compared to 5.5% or 42,616 for the same quarter last year. To ensure continued growth in this highly competitive market, Shaw focused on delivering excellent customer care, including free support 24/7 and management of the network to deliver a high-quality reliable service to its customers. Digital customer growth was 14,238 or 3.0% compared to 17,153 or 3.8% in the same quarter last year.

At November 30, 2003, approximately 39.6% of Shaw customers subscribed to bundled services compared to 30.0% in the same quarter last year. The attractiveness of the bundled packages is enhanced by Shaw’s ability to offer unique-to-cable service of VOD and new services such as HDTV. Shaw’s bundling strategy is a particularly effective customer retention tool for its digital customers as shown by the decline in churn rate.

	Three months ended

Churn(1)	November 2003	November 2002

Digital customers(2)	3.7%	5.1%
Internet customers(2)	3.7%	4.5%

(1)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

(2)	Shaw first published churn statistics in the previous quarter. A review of the data and methodology results in the fourth quarter churn for Internet and digital of 5.5% and 5.0% respectively. It should also be noted that any comparison of previous quarter and first quarter churn would be impacted by seasonality and market programs.

Shaw Communications Inc.

COMBINED SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

	Three months ended November 30,

			Change
	2003	2002	%

($000s Cdn)
Revenue (third party)	150,645	145,361	3.6

Operating income before amortization and restructuring charge(1)	32,892	18,318	79.6
Less:
Interest	12,136	18,469	(34.3)
Cash taxes on net income	175	275	(36.4)

Cash flow before capital expenditures	20,581	(426)	4,931.2

Less capital expenditures and equipment subsidies:
Success based	30,557	40,962	(25.4)
Other	609	668	(8.8)

	31,166	41,630	(25.1)

Free cash flow(2)	(10,585)	(42,056)	74.8

(1)	Operating income before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other issuers.

(2)	Free cash flow is presented because it represents a company’s ability to repay debt. Free cash flow is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP. This non-GAAP measure has no standardized meaning and is unlikely to be comparable to similar measures presented by other issuers.

The Satellite division delivered negative free cash flow of $10.6 million for the quarter compared to negative $42.1 million in the same quarter last year. The improvement is due to increased operating income before amortization of approximately $14.6 million, as a result of increased economies of scale on a larger DTH subscriber base, rate increases, reduced success-based expenditures of $10.4 million due to lower customer activations and reduced interest expense of $6.3 million as a result of last year’s redemption of the US $150 million senior unsecured notes of Star Choice.

Planned rate increases and improvements in scalability of DTH operations are expected to enable the satellite division to deliver positive free cash flow sometime during fiscal 2004.

Shaw Communications Inc.

DTH (Star Choice)

FINANCIAL HIGHLIGHTS

	Three months ended November 30,

			Change
	2003	2002	%

($000s Cdn)
Revenue (third party)(1)	127,984	119,287	7.3
Operating income before amortization	22,203	7,506	195.8
Operating margin	17.3%	6.3%	11.0

(1)	Includes equipment revenue on sale of DTH equipment of $8,834 and $13,234 for November 2003 and November 2002 respectively.

CUSTOMER STATISTICS

	November 30,	August 31,
	2003	2003	Growth	%

Star Choice customers(1)	807,570	808,526	(956)	(0.1)

(1)	Including seasonal customers who temporarily suspend their service.

	Three months ended

Churn(2)	November 2003	November 2002

Star Choice customers	5.95%	5.45%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period.

HIGHLIGHTS FOR THE QUARTER

•	Operating income before amortization for the quarter improved 9.6% over the fourth quarter of 2003 and 196% over the same quarter last year.

•	DTH subscribers decreased by 956 over the previous quarter due to increased competition from cable, continued “black-market” theft of satellite programming and higher churn caused by temporary service problems which have now been resolved as evidenced by December’s results. DTH subscribers increased by 4,739 in December and monthly churn decreased to 1.2 % compared to the monthly average of 2.0% in the first quarter.

•	Effective February 1, 2004, the monthly fee on most programming packages will increase by $3 resulting in an expected revenue increase of approximately $2 million per month when fully implemented by the end of March 2004.

Revenue, excluding equipment sales, increased 12.3% due to subscriber growth and rate increases implemented last year. Operating income before amortization increased approximately 196% over the comparative quarter as a result of subscriber growth, rate increases, reduced marketing costs and retailer commissions, more focus on direct sales, continued synergies from the conversion to Shaw’s billing system and decreased costs as a result of last year’s restructuring.

Shaw Communications Inc.

Star Choice is entering the mature phase of its business cycle, where customer retention becomes the focus of marketing programs. We expect the customer base will grow at a slower pace. As a result, customer acquisition costs are expected to decrease. We expect Star Choice to become free cash flow positive on a run-rate basis in fiscal 2004.

Satellite Services

FINANCIAL HIGHLIGHTS

	Three months ended November 30,

			Change
	2003	2002	%

($000’s Cdn)
Revenue (third party)	22,661	26,074	(13.1)
Operating income before amortization	10,689	10,812	(1.1)
Operating margin	47.2%	41.5%	5.7

The sale of the Business Television division effective March 21, 2003 resulted in a decrease in satellite services revenue of 13.1% and a decrease of 1.1% in operating income before amortization.

OTHER INCOME AND EXPENSE ITEMS

Fixed Charges

	Three months ended November 30,

	2003	2002	%

($000s Cdn)
Amortization –
Property, plant and equipment	103,548	107,678	(3.8)
Deferred charges	38,093	40,751	(6.5)

Total amortization	141,641	148,429	(4.6)
Amortization of deferred IRU revenue	(3,083)	(2,953)	4.4
Interest	56,137	67,295	(16.6)

Amortization on property, plant and equipment decreased by $4.1 million due to the sale of the US cable systems. Amortization of deferred charges decreased over the comparative period primarily due to marketing launch costs becoming fully amortized in the prior year and lower amortization of deferred financing costs due to the repayment of the Big Pipe and Cancom bank facilities.

Amortization of deferred IRU revenue remained relatively unchanged.

Interest charges decreased over the same period last year as a result of reduced consolidated debt levels which occurred primarily in the latter portion of 2003 when Shaw began generating positive free cash flow on a consolidated basis and on repayment of debt with the sale of the US cable systems on June 30, 2003. In addition, Shaw’s weighted average cost of borrowing

Shaw Communications Inc.

decreased from 7.69% as at November 30, 2002 to 7.50% as at November 30, 2003 resulting from the restructuring of its debt including the repayment of the US $150 million Senior unsecured notes of Star Choice, the Cancom credit facility and the Cancom subordinated credit facility.

Foreign exchange gain (loss) on unhedged long-term debt

Shaw records foreign exchange gains and losses on the translation of foreign denominated unhedged long-term debt, which at November 30, 2003 was comprised of US $54.4 million of bank debt. Due to the strengthening of the Canadian dollar relative to the US dollar, the Company recorded a $4.8 million foreign exchange gain. In the prior year quarter, the foreign exchange loss arose due to the weakening of the Canadian dollar relative to the US dollar and also included losses on the translation of the Star Choice US $150 million Senior unsecured notes.

Debt restructuring costs

In November 2003, the Company issued $350 million of Senior unsecured notes at 7.5% and used the net proceeds to repay its $350 million credit facility due February 10, 2006. The Company incurred $2.4 million in debt restructuring costs in connection with the repayment comprised of approximately $1.0 million on the cancellation of a related interest rate hedge on the $350 million and approximately $1.4 million on the write-off of deferred financing charges on the credit facility. The debt restructuring resulted in the extension of Shaw’s credit horizon another 8 years on $350 million of debt at a fixed rate of 7.5%.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2003.

FINANCIAL POSITION

Total assets at November 30, 2003 were relatively unchanged from August 31, 2003 at $7.6 billion. The following discussion describes the significant changes in balance sheet accounts since August 31, 2003.

Current assets decreased by $6.5 million principally due to reduction of prepaid accounts of $8.4 million mainly as a result of timing of payments of property tax and prepaid interest.

Property, plant and equipment decreased by $49.5 million as current quarter amortization was in excess of capital expenditures. Deferred charges increased by $8.2 million primarily due to deferred financing costs on the issuance of the $350 million Senior unsecured notes this quarter.

Current liabilities (excluding the current portion of long-term debt) decreased by $30.6 million primarily due to timing of scheduled interest payments, which were approximately $18 million higher in the first quarter compared to the fourth quarter.

Shaw Communications Inc.

Long-term debt, including the current portion, decreased by $88.4 million primarily due to a decrease of $88.3 million on the translation of US dollar denominated debt due to the strengthening Canadian dollar. Correspondingly, deferred credits increased by $83.2 million due to increased deferred foreign exchange gains of $83.6 million on the translation of hedged US dollar denominated debt, and by a $2.9 million prepayment received on the grant of a new IRU offset by the amortization of prepaid IRU rental revenue and mark-to-market adjustments of $3.3 million. Future income taxes increased by $6.9 million primarily due to the future income tax provision in the current quarter.

Share capital decreased by $10.5 million due to the repurchase of 1,093,500 Class B Non-Voting Shares for cancellation.

LIQUIDITY AND CAPITAL RESOURCES

Last year, Shaw strengthened its financial position through the sale of non-strategic assets, including the sale of the US cable assets and through the generation of consolidated free cash flow of $96.8 million. This quarter Shaw continued its focus on strengthening its financial position with the generation of $65.8 million of free cash flow. Shaw used its free cash flow plus approximately $0.8 million of proceeds on net investing activities to purchase $21.8 million of Class B Non-Voting Shares for cancellation, fund working capital reduction of $26.5 million primarily due to timing of scheduled interest payments, pay dividends on Class A and Class B Non-Voting Shares of $7.0 million, pay financing costs of $7.0 million and repay credit facilities of $4.3 million. Scheduled interest payments are more heavily weighted towards the first and third quarters, and were approximately $18 million higher in the first versus the fourth quarter.

Shaw received approval from The Toronto Stock Exchange (“TSX”) to make a normal course issuer bid to purchase its Class B Non-Voting Shares for the period November 7, 2003 to November 6, 2004. Under the bid, Shaw is authorized to acquire up to 11,000,000 Class B Non-Voting Shares, representing approximately 5% of the issued and outstanding Class B Non-Voting Shares. Shaw believes that its Class B Non-Voting Shares are undervalued. The purchase and cancellation of outstanding Class B Non-Voting Shares under the bid may represent an opportunity to provide capital appreciation and market stability for the benefit of Shaw’s shareholders. Pursuant to the normal course issuer bid, during the quarter Shaw repurchased 1,093,500 of its Class B Non-Voting Shares for cancellation for $21.8 million.

During the quarter, Shaw issued $350 million in Senior unsecured notes at a rate of 7.5% due November 20, 2013. The net proceeds (after issue expenses and underwriting expenses) from the issuance of the notes were $343.1 million and were used to repay the $350 million credit facility due February 10, 2006. Due to the repayment, Shaw cancelled its interest rate hedge in respect of the $350 million facility incurring costs of approximately $1.0 million. As a result of the debt restructuring, Shaw was able to extend $350 million of its credit horizon another 8 years at a fixed rate of 7.5%.

On December 15, 2003, Shaw repaid the $250 million Cancom Structured Note with $22 million in cash and the drawdown of its own credit facility. After the repayment, Shaw has access to approximately $0.9 billion of available credit facilities based on existing bank covenants and will have access to these facilities for the foreseeable future. Based on our existing business which

Shaw Communications Inc.

generates positive free cash flow after meeting its day-to-day operating expenses (including capital expenditures), access to available credit facilities and scheduled long-term debt repayments, we believe Shaw has sufficient liquidity to meet both current and foreseeable future commitments.

CASH FLOW

Operating Activities

	Three months ended November 30,

	2003	2002	%

($000s Cdn)
Cash flow from operations	162,678	112,860	44.1
Net change in non-cash working capital balances related to operations	(16,959)	14,644	(215.8)

	145,719	127,504	14.3

Cash flow from operations increased mainly as a result of the strong growth in profitability in the Cable and DTH divisions and reduced interest expense. Cash flow from working capital decreased over the comparative periods due to timing of accounts payable and accrued liabilities payments and due to collection of miscellaneous accounts receivable in the November 2002 quarter.

Investing Activities

	Three months ended November 30,

	2003	2002	Decrease

($000s Cdn)
Cash flow used in investing activities	(107,839)	(137,908)	30,069

The cash used in investing activities was $30.1 million lower than the comparative quarter last year principally due to reduced capital expenditures and equipment subsidies of $41.1 million and $10.3 million respectively. This was partially offset by increased purchases of equipment inventory of $11.8, increased deferred charges of $7.0 million primarily in respect of deferred financing charges on the issuance of $350 million Senior unsecured notes during the quarter and $2.6 million less in proceeds from other investing activities this quarter.

Shaw Communications Inc.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,

	2003	2002

(In $millions Cdn)
Repayment of $350 million credit facility	(350.0)	—
Proceeds on $350 million Senior notes	350.0	—
Purchase of Class B Non-Voting Shares for cancellation	(21.8)	—
Dividends	(7.0)	—
Equity entitlements	(10.5)	(11.6)
Debt restructuring costs	(1.0)	—
Proceeds on prepayment of IRU	2.9	—
Bank loans and bank indebtedness – net borrowings (repayments)	(4.3)	21.0
Increase in Partnership bank loans	4.3	1.0

	(37.4)	10.4

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

Shaw Communications Inc.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS

	November 30,	August 31,
[thousands of Canadian dollars]	2003	2003

	(Unaudited)	(Audited)
ASSETS
Current
Cash and term deposits	21,213	20,753
Accounts receivable	139,855	140,998
Inventories	84,417	81,787
Prepaids and other	8,365	16,783

	253,850	260,321
Investments and other assets	49,635	49,415
Property, plant and equipment	2,366,180	2,415,662
Deferred charges	177,283	169,045
Intangibles –
Broadcast licenses	4,627,880	4,627,728
Goodwill	78,948	78,948

	7,553,776	7,601,119

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	385,592	413,712
Income taxes payable	17,211	15,725
Unearned revenue	91,996	95,918
Current portion of long-term debt [note 3]	276,280	271,520

	771,079	796,875
Long-term debt [note 3]	2,552,409	2,645,548
Deferred credits	818,522	735,353
Future income taxes	935,209	928,277

	5,077,219	5,106,053

Shareholders’ equity
Share capital [note 4]	2,824,427	2,834,878
Contributed surplus	26	—
Deficit	(348,342)	(340,294)
Cumulative translation adjustment	446	482

	2,476,557	2,495,066

	7,553,776	7,601,119

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
AND DEFICIT

	Three months ended November 30,

[thousands of Canadian dollars except per share amounts]	2003	2002

	(Unaudited)
Revenue [note 2]	521,867	513,383
Operating, general and administrative expenses	296,204	324,334

Operating income before amortization [note 2]	225,663	189,049
Amortization of deferred charges and property, plant and equipment	(141,641)	(148,429)
Amortization of deferred IRU revenue	3,083	2,953

Operating income	87,105	43,573
Interest	(56,137)	(67,295)

	30,968	(23,722)
Gain on sale of investments	—	113
Foreign exchange gain (loss) on unhedged long-term debt	4,832	(1,285)
Debt restructuring costs	(2,428)	—
Other revenue	1,601	1,743

Income (loss) before income taxes	34,973	(23,151)
Income tax expense (recovery)	15,125	(4,693)

Income (loss) before the following	19,848	(18,458)
Equity income (loss) on investees	81	(527)

Net income (loss)	19,929	(18,985)
Deficit beginning of period	(340,294)	(240,737)
Reduction on Class B Non-Voting Shares purchased for cancellation	(11,366)	—
Dividends –
Class A and Class B Non-Voting Shares	(6,956)	—
Equity instruments (net of income taxes)	(9,655)	(10,143)

Deficit end of period	(348,342)	(269,865)

Earnings (loss) per share [note 5]
Basic and diluted	$0.04	($0.13)

[thousands of shares]
Weighted average participating shares outstanding during period	231,810	231,848
Participating shares outstanding, end of period	230,763	231,848

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended November 30,

[thousands of Canadian dollars]	2003	2002

	(Unaudited)
OPERATING ACTIVITIES [note 6]
Cash flow from operations	162,678	112,860
Net change in non-cash working capital balances related to operations	(16,959)	14,644

	145,719	127,504

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(58,019)	(99,153)
Additions to equipment subsidies [note 2]	(34,862)	(45,211)
Net reduction (increase) to inventories	(8,574)	3,217
Cable systems acquisitions	(145)	(354)
Proceeds on sale of investments and other assets	1,051	4,272
Acquisition of investments	(272)	(662)
Additions to deferred charges	(7,018)	(17)

	(107,839)	(137,908)

FINANCING ACTIVITIES
Increase in bank indebtedness	—	15,809
Increase in long-term debt	402,260	86,192
Long-term debt repayments	(402,236)	(80,000)
Debt restructuring costs	(969)	—
Proceeds on prepayment of IRU	2,850	—
Purchase of Class B Non-Voting Shares for cancellation	(21,817)	—
Dividends paid –
Class A and Class B Non-Voting Shares	(6,956)	—
Equity instruments, net of current taxes	(10,538)	(11,606)

	(37,406)	10,395

Effect of currency translation on cash balances and cash flows	(14)	9

Increase in cash	460	—
Cash, beginning of the period	20,753	—

Cash, end of the period	21,213	—

Cash includes cash and term deposits

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2003 and 2002
[all amounts in thousands of Canadian dollars except per share amounts]

1.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2003.

The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted in the following change.

Stock-based compensation and other stock-based payments

Commencing September 1, 2003, the Company prospectively adopted the amended Canadian standard for stock-based compensation and other stock-based payments which now requires that all stock-based compensation awards be accounted for at fair value. No restatement of prior periods was required as a result of adoption of the amended standard.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2003 and 2002
[all amounts in thousands of Canadian dollars except per share amounts]

2.	BUSINESS SEGMENT INFORMATION

The Company provides cable television services, high-speed Internet access and Internet infrastructure services (Big Pipe) (“Cable”); DTH (Star Choice) satellite services; and, satellite distribution services. All of these operations are located in Canada except for two small cable television systems located in the United States which were sold effective June 30, 2003. Information on operations by segment is as follows:

Revenue and operating income (loss) before amortization

	Three months ended November 30,

	2003	2002
	$	$

Revenue
Cable	371,826	368,503
DTH	129,196	120,336
Satellite services	26,161	30,550

	527,183	519,389
Inter segment –
Cable	(604)	(481)
DTH	(1,212)	(1,049)
Satellite services	(3,500)	(4,476)

	521,867	513,383

Operating income (loss) before amortization
Cable	192,771	175,581
DTH	22,203	7,506
Satellite services	10,689	10,812
Satellite restructuring	—	(4,850)

	225,663	189,049

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

	Three months ended November 30,

	2003	2002
	$	$

Capital expenditures, accrual basis
Cable(1)	43,673	47,937
Corporate(2)	6,504	8,165

Sub-total Cable including corporate	50,177	56,102

DTH	4,738	20,410
Satellite services	289	668

Sub-total Satellite	5,027	21,078

Total capital expenditures, accrual basis	55,204	77,180
Change in working capital related to capital expenditures	2,815	21,973

Capital expenditures cash flow	58,019	99,153

Equipment subsidies
Cable	8,723	24,659
Satellite	26,139	20,552

	34,862	45,211

Total capital expenditures on an accrual basis including equipment subsidies
Cable	58,900	80,761
Satellite	31,166	41,630

	90,066	122,391

(1)	Excludes $154 of prepayments received by the Company in 2003 in respect of its grant of an indefeasible right to use certain specifically identified fibres built during the period.

(2)	Includes the Company’s 38.3% proportionate share or $4,259 [2002 – $1,600] of capital expenditures in respect of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2003 Consolidated Financial Statements.) As the Partnership is financed by its own credit facility, this is a non-cash item for the Company.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2003 and 2002
[all amounts in thousands of Canadian dollars except per share amounts]

Assets

	November 30, 2003

	Cable	DTH	Satellite services	Total
	$	$	$	$

Segment assets	5,804,921	968,199	549,300	7,322,420

Corporate assets				231,356

Total assets				7,553,776

	August 31, 2003

	Cable	DTH	Satellite services	Total
	$	$	$	$

Segment assets	5,849,064	965,510	556,844	7,371,418

Corporate assets				229,701

Total assets				7,601,119

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2003 and 2002
[all amounts in thousands of Canadian dollars except per share amounts]

3.	LONG-TERM DEBT

	Effective	November 30,	August 31,
	Interest rates	2003	2003
	%	$	$

Corporate
Bank loans(1)	Fixed and variable	247,729	606,798
Senior notes –
Due April 11, 2005	7.05	275,000	275,000
Due October 17, 2007	7.40	300,000	300,000
US $440 million due April 11, 2010	7.88	571,604	609,708
US $225 million due April 6, 2011	7.68	292,297	311,783
US $300 million due December 15, 2011	7.61	389,730	415,710
Due November 20, 2013(2)	7.50	350,000	—

		2,426,360	2,518,999

Cancom
Structured Note, due December 15, 2003(3)	7.00	250,000	250,000

Other subsidiaries
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	130,000
Burrard Landing Lot 2 Partnership (“Partnership”)(4)	Variable	22,329	18,069

		152,329	148,069

Total consolidated debt		2,828,689	2,917,068
Less current portion(5)		276,280	271,520

		2,552,409	2,645,548

(1)	Availabilities under banking facilities are as follows at November 30, 2003:

	Total	Operating	Revolving	Term *
	$	$	$	$

Total facilities	1,352,229	60,000	1,092,500	199,729
Amount drawn (excluding letters of credit of $2,366)	247,729	—	48,000	199,729

	1,104,500	60,000	1,044,500	—

The amount available under the revolving facility amortizes such that the facility expires April 30, 2007 as follows:

Date	Amount Available

October 31, 2003	1,092,500
April 30, 2004	1,035,000
October 31, 2004	948,750
April 30, 2005	862,500
October 31, 2005	718,750
April 30, 2006	575,000
October 31, 2006	287,500
April 30, 2007	—

*	Amortizes on the same basis as the revolving facility.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2003 and 2002
[all amounts in thousands of Canadian dollars except per share amounts]

(2)	On November 20, 2003 the Company issued $350 million of senior notes at a rate of 7.50%. The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium.

(3)	The structured note was repaid on December 15, 2003 with cash and the drawdown of bank loans.

(4)	Effective November 3, 2003, the Partnership entered into an interest rate hedge to fix the interest rate at 5.125% plus a stamping fee on $58 million of the loan until October 1, 2004.

(5)	Current portion of long-term debt includes the Cancom Structured Note and current portion of the term facilities.

4.	SHARE CAPITAL

Issued and outstanding

			November 30,	August 31,
			2003	2003

Number of Securities			$	$

November 30,	August 31,
2003	2003

11,359,932	11,360,432	Class A Shares	2,490	2,491
219,403,092	220,496,092	Class B Non-Voting Shares	2,097,014	2,107,464

230,763,024	231,856,524		2,099,504	2,109,955

		EQUITY INSTRUMENTS COPrS –
5,700,000	5,700,000	8.45% Series A US $142.5 million due Sept. 30, 2046	192,871	192,871
100,000	100,000	8.54% Series B due Sept. 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series US $172.5 million due Sept. 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series due Sept. 28, 2049	147,202	147,202

			691,065	691,065

		Zero Coupon Loan – US $22.8 million	33,858	33,858

			2,824,427	2,834,878

There were no significant changes to the outstanding share capital subsequent to quarter end.

Purchase of shares for cancellation

During the quarter, the Company purchased 1,093,500 Class B Non-Voting Shares for cancellation for $21,817, of which $10,451 reduced the stated capital of the Class B Non-Voting Shares and $11,366 increased the deficit.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than their fair market value of the Class B Non-Voting Shares

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2003 and 2002
[all amounts in thousands of Canadian dollars except per share amounts]

at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000.

The changes in options are as follows:

	Three months ended November 30,

	2003		2002

		Weighted average		Weighted average
		exercise price		Exercise price

	Shares	$	Shares	$

Outstanding at beginning of period	7,607,500	32.58	8,303,000	32.58
Granted	278,000	32.07	301,000	32.62
Forfeited	(406,500)	32.74	(476,000)	32.64

Outstanding at end of period	7,479,000	32.55	8,128,000	32.58

The following table summarizes information about the options outstanding at November 30, 2003:

	Number	Weighted average		Number exercisable
	outstanding at	remaining	Weighted average	at November 30,	Weighted average
Range of Prices	November 30, 2003	contractual life	exercise price	2003	exercise price

$17.37	10,000	9.9	$17.37	—	—
$29.70 – $34.70	7,469,000	7.3	$32.57	3,874,500	32.53

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income (loss) and earnings (loss) per share would have been reported as the proforma amounts indicated below:

	Three months ended November 30,

	2003	2002

Net income (loss) for the period, as reported	19,929	(18,985)
Proforma income (loss) for the period	15,755	(24,153)
Proforma earnings (loss) per share	$0.03	$(0.15)

The weighted average estimated fair value at the date of the grant for common share options granted for the three months ended November 30, 2003 was $1.48 per option (2002 – $1.17 per option). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended November 30,

	2003	2002

Dividend yield	0.69%	0.36%
Risk-free interest rate	3.81%	2.75%
Expected life of options	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	37.3%	44%

For the purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2003 and 2002
[all amounts in thousands of Canadian dollars except per share amounts]

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Cancom share which would be received upon the exercise of an option under the Cancom option plan.

At November 30, 2003 there were 78,002 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $12.89. The weighted average remaining contractual life of the Cancom options is 3.3 years. At November 30, 2003, 73,002 Cancom options were exercisable into 65,702 Class B Non-Voting Shares of the Company at a weighted average price of $13.53 per Class B Non-Voting Share.

Warrants

Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a distributor and dealer warrant plan to grant Cancom warrants to acquire Cancom shares at a price of $22.50 per Cancom common share. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plans had no impact on the earnings of the Company.

A total of 262,805 warrants remain under the plan and vest evenly over a four year period. At November 30, 2003, 188,941 warrants had vested.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2003 and 2002
[all amounts in thousands of Canadian dollars except per share amounts]

5.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share calculations are as follows:

	Three months ended November 30,

	2003	2002
	$	$

Net income (loss)	19,929	(18,985)
Equity entitlements, net of tax	(9,655)	(10,143)

	10,274	(29,128)

Earnings (loss) per share – basic and diluted	$0.04	$(0.13)

Weighted average number of Class A and B Non-Voting Shares used as denominator in above calculations (thousands of shares)	231,810	231,848

Class B Non-Voting Shares issuable under the terms of the Company’s stock option plans and outstanding warrants are anti-dilutive (increase earnings per share or decrease loss per share) and are therefore not included in calculating diluted earnings (loss) per share.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2003 and 2002
[all amounts in thousands of Canadian dollars except per share amounts]

6.	STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Cash flow from operations

	Three months ended November 30,

	2003	2002
	$	$

Net income (loss)	19,929	(18,985)
Non-cash items:
Amortization of deferred charges and property, plant and equipment	141,641	148,429
Amortization of deferred IRU revenue	(3,083)	(2,953)
Future income tax expense (recovery)	6,698	(14,187)
Gain on sale of investments	—	(113)
Foreign exchange loss (gain) on unhedged long-term debt	(4,832)	1,285
Equity loss (income) on investees	(81)	527
Debt restructuring costs	2,428	—
Stock option expense	26	—
Other	(48)	(1,143)

Cash flow from operations	162,678	112,860

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended November 30,

	2003	2002
	$	$

Accounts receivable	1,159	16,272
Prepaids and other	8,424	3,994
Accounts payable and accrued liabilities	(23,769)	(4,830)
Income taxes payable	1,164	567
Unearned revenue	(3,937)	(1,359)

	(16,959)	14,644

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended November 30,

	2003	2002
	$	$

Interest	76,061	82,261
Income taxes	811	1,534

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2003 and 2002
[all amounts in thousands of Canadian dollars except per share amounts]

7.	UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	Three months ended November 30,

	2003	2002
	$	$

Net income (loss) using Canadian GAAP	19,929	(18,985)
Add (deduct) adjustments for:
Deferred charges (2)	(4,809)	(7,734)
Foreign exchange gains (losses) (3)	27,278	(1,954)
Equity in loss of investees (4)	—	237
Entitlements on equity instruments (8)	(15,572)	(16,628)
Income tax effect of adjustments	2,738	9,577

Net income (loss) using US GAAP	29,564	(35,487)

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	(36)	533
Unrealized gains on available-for-sale securities, net of tax (7)
Unrealized holding gains arising during the year	1,186	1,528
Less: reclassification adjustments for gains included in net income	—	(93)

	1,150	1,968
Adjustment to fair value of derivatives (9)	(77,209)	(1,547)
Foreign exchange gains (losses) on hedged long-term debt (10)	68,527	(4,906)

	(7,532)	(4,485)

Comprehensive income (loss) using US GAAP	22,032	(39,972)

Income (loss) per share using US GAAP	$0.13	$(0.15)
Comprehensive income (loss) per share using US GAAP	$0.10	$(0.17)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2003 and 2002
[all amounts in thousands of Canadian dollars except per share amounts]

Balance sheet items using US GAAP

	November 30,		August 31,
	2003		2003

	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (7)	49,635	74,450	49,415	74,758
Deferred charges (2) (10) (11)	177,283	73,472	169,045	70,044
Broadcast licenses (1) (5) (6)	4,627,880	4,602,644	4,627,728	4,602,494
Accounts payable and accrued liabilities (11)	385,592	416,580	413,712	444,700
Deferred credits (10)	818,522	596,847	735,353	597,246
Derivative instrument liability (9)	—	264,941	—	168,757
Future income taxes	935,209	897,795	928,277	891,358
Long-term debt (8)	2,552,409	3,241,291	2,645,548	3,363,685
Shareholders’ equity	2,476,557	1,646,603	2,495,066	1,653,318

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	November 30,	August 31,
	2003	2003
	$	$

Shareholders’ equity using Canadian GAAP	2,476,557	2,495,066
Amortization of intangible assets (1)	(123,542)	(123,542)
Deferred charges (2)	(37,158)	(34,130)
Equity in loss of investees (4)	(36,202)	(36,202)
Gain on sale of subsidiary (5)	13,822	13,822
Gain on sale of cable television systems (6)	47,501	47,501
Equity instruments (8)	(685,601)	(709,540)
Accumulated other comprehensive income (loss)	(8,328)	825
Cumulative translation adjustment	(446)	(482)

Shareholders’ equity using US GAAP	1,646,603	1,653,318

Included in shareholders’ equity is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following:

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

November 30, 2003 and 2002
[all amounts in thousands of Canadian dollars except per share amounts]

	November 30	August 31,
	2003	2003
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	446	482
Unrealized gains on investments (7)	20,286	20,721
Fair value of derivatives (9)	(208,907)	(131,698)
Foreign exchange gains on hedged long-term debt (10)	181,775	113,248
Minimum liability for pension plan (11)	(1,928)	(1,928)

	(8,328)	825

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for US GAAP purposes, instead of an increasing charge method.

(2)	US GAAP requires all costs associated with launch and start-up activities and equipment subsidies to be expensed as incurred instead of being deferred and amortized.

(3)	US GAAP requires exchange gains (losses) on translation of equity instruments treated as debt as described in item 8 below, to be included in income or expense.

(4)	Equity in loss of investees have been adjusted to reflect US GAAP.

(5)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under US GAAP.

(6)	Gain on an exchange of cable systems was required to be recorded under US GAAP but may not be recorded under Canadian GAAP.

(7)	US GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(8)	US GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.

(9)	Under US GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income. Under Canadian GAAP, derivatives are not recognized in the balance sheet.

(10)	Foreign exchange gains (losses) on translation of hedged long-term debt are deferred under Canadian GAAP but included in comprehensive income (loss) for US GAAP.

(11)	The Company’s new unfunded non-contributory defined benefit pension plan for certain of its senior executives has an accumulated benefit obligation of $40,667. Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income, net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.